Delisting Determination,The Nasdaq Stock Market, LLC,
June 3, 2011, A.P. Pharma, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of A.P. Pharma, Inc.
(the Company), effective at the opening of the trading session on June 13, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on November 17, 2010. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issed a decision dated February 28, 2011, granting the Company continued listing pursuant to an exception through May 16, 2011, by which date the Company was required to regain compliance with Listing Rule
5550(a)(2). However, the Company notified the Panel before that date that it would not regain compliance.
On March 30, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on April 1, 2011. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on May 16, 2011.